BB

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 4 2006
WASH, D.C.
161

SECUR[illegible] [illegible]IISSION

06051070

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SEC FILE NUMBER	
8 -	30700

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT PLACEMENT GROUP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7724 Girard Avenue, Second Floor
(No. and Street)

La Jolla (City) California (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelica Ayala Muller (858) 459-2344
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 Beverly Hills, California 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
DEC 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Guss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group (the Company), as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MARIA LUISA BOYD
Commission # 1577754
Notary Public - California
San Diego County
My Comm. Expires May 10, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Investment Placement Group

We have audited the accompanying statement of financial condition of Investment Placement Group as of September 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investment Placement Group as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
November 8, 2006

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

September 30, 2006

ASSETS		
Cash	$	1,232,706
Deposits at clearing broker		175,566
Accounts receivable		535,062
Interest receivable		12,665
Securities owned, at fair value		2,508,075
Prepaid expenses and other		120,852
Property and equipment, net		452,596
Deferred income taxes, net		30,100
	$	5,067,622
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,051,675
Securities sold short, at fair value		89,375
Due to clearing broker		1,115
Total liabilities		1,142,165
Commitments		
Stockholders' equity		
Series A, no par, voting common, 111,000 shares authorized, issued and outstanding		401,892
Series B, no par, non-voting common, 19,590 shares authorized, issued and outstanding		2,445,224
Retained earnings		1,078,341
Total stockholders' equity		3,925,457
	$	5,067,622

See accompanying notes to financial statement.

1. Organization and summary of significant accounting policies

Nature of Operations

Investment Placement Group (the Company), a California corporation, provides broker-dealer services primarily to foreign investors. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Cash

Cash consists of cash at various brokers.

Valuation of Investments in Securities Owned

The Company values investments in securities owned that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at fair value using their last reported "bid" price if held long, and last reported "asked" price if sold short.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. The Company recognizes markup and commission revenues and related expenses on the trade date of investment transactions.

Translation of Foreign Currency

Purchases and sales of investments, income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in realized and unrealized gains and losses on securities in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets which range from five to ten years.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

1. Organization and summary of significant accounting policies (continued)

Account Supervision and Administrative Fees

Such fees represent administrative fees the Company charges its clients as compensation for its role as a full-service broker.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Deposits at clearing broker

Pursuant to its securities clearance services agreement, deposits at clearing broker at September 30, 2006 consist of cash totaling $175,566.

3. Due to clearing broker

Amounts due to broker represent margin borrowings that are collateralized by certain marketable securities.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

4. Securities owned and securities sold short, at fair value

Securities owned and securities sold short consist of the following at September 30, 2006:

<u>Securities owned</u>	
United States Government bonds	$ 1,950,061
Corporate bonds:	
United States	148,316
Mexico	201,220
Corporate equities and warrants:	
United States	110,165
Venezuela	98,313
Total (cost $2,470,637)	$ 2,508,075
<u>Securities sold short</u>	
Warrants	
Venezuela (proceeds $89,375)	$ 89,375

5. Property and equipment

Property and equipment consist of the following at September 30, 2006:

Leasehold improvements	$ 491,155
Furniture and fixtures	361,007
Office equipment	240,295
Automobiles	98,043
	1,190,500
Accumulated depreciation and amortization	(737,904)
	$ 452,596

During the year ended September 30, 2006, the Company sold assets for $95,280 (net book value), which approximated fair value, to an entity controlled by certain shareholders.

6. Income taxes

The tax effects of significant items comprising the Company's net deferred tax asset, including a valuation allowance, are as follows at September 30, 2006:

Deferred tax asset:	
Charitable contributions	$ 13,550
Depreciation	29,840
Total deferred tax asset	43,390
Deferred tax liability	
Miscellaneous	(6,515)
	36,875
Less valuation allowance on charitable contributions	(6,775)
Net deferred tax asset	$ 30,100

6. Income taxes (continued)

The current and deferred portions of the income tax expense or benefit included in the statement of operations as determined in accordance with SFAS no. 109 are as follows for the year ended September 30, 2006:

Current tax expense:		
Federal	$	5,500
State		5,000
Subtotal		10,500
Deferred tax expense:		
Federal		12,145
State		337
Subtotal		12,482
Total	$	22,982

7. Employee benefit plans

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. The Company's matching contribution was $24,294 for the year ended September 30, 2006.

The Company has a contributory profit sharing plan (the Plan) under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three years of service. Benefits are paid from the trust, in accordance with the terms of the Plan, upon retirement, disability or death. Company contributions to the plan are determined by the board of directors and shall not exceed the maximum amount allowed by the Internal Revenue Code. The Plan may be discontinued by the Company at any time. Company contributions to the plan were $60,000 for the year ended September 30, 2006.

8. Off-balance-sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

9. Commitments

Leases

The Company leases its office space and certain equipment under operating leases that expire through March 2011. The Company's office space is leased from an affiliate. Rent expense for the year ended September 30, 2006 was $288,832.

Future minimum lease payments under non-cancelable operating leases, which primarily relate to office space leased from an affiliate, are as follows at September 30, 2006:

Years ending September 30,		
2007	$	290,732
2008		296,433
2009		302,362
2010		380,290
2011		154,145
Total	$	1,423,962

10. Recapitalization

In September 2006, the Company was recapitalized by the designation and issuance of two series of no par value common stock. In accordance with the Company's Amended and Restated Articles of Incorporation (the Articles), the Company is authorized to issue 130,590 shares of common stock consisting of 111,000 of Series A and 19,590 of Series B. Series A and B shares are equal and identical in all respects except solely the holders of Series A common shares have voting privileges as designated in the Articles. All previously issued shares were converted to Series A shares as of the date of recapitalization. As part of the recapitalization, the company sold 19,590 shares of Series B non-voting common shares to certain long-time employees of the Company for total consideration of $ 2,445,224.

11. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At September 30, 2006, the Company has net capital of $2,897,539 which is $2,797,539 in excess of its required minimum net capital of $100,000. The Company's net capital ratio is 0.36 to 1.